Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 1 DATED DECEMBER 24, 2014
TO THE PROSPECTUS DATED DECEMBER 12, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated December 12, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to provide information regarding our Advisor’s waiver of the asset management fee under certain circumstances;

B.	to update disclosure in the “Management” section of the Prospectus;

C.	to describe an acquisition by us of a project located in Carlsbad, California;

D.	to describe the terms of a new loan agreement entered into with Hines; and

E.	to update disclosure in the “The Operating Partnership” section of the Prospectus.

A. Waiver of Asset Management Fee

As described under the caption “Asset Management Fee—our Advisor” in the “Prospectus Summary—Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” section beginning on page 13 of the Prospectus, we have agreed to pay a monthly asset management fee to our Advisor and our Advisor has agreed to waive this fee for the quarter ended December 31, 2014 to the extent that our modified funds from operations, MFFO, as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2014, does not exceed distributions declared to stockholders for that period.

In December 2014, our Advisor also agreed to waive the asset management fees otherwise payable to it for the quarter ended March 31, 2015, to the extent that our MFFO for the quarter ended March 31, 2015, as disclosed in our Quarterly Report on Form 10-Q for such quarter, amounts to less than 100% of the aggregate distributions declared to our stockholders for the quarter ended March 31, 2015. As a result of the waiver of these fees, if any, cash flows from operations that would have been paid to our Advisor for asset management fees may be available to pay distributions to stockholders. This fee waiver is not a deferral and accordingly, any fees that are waived will not be paid to the Advisor in cash at any time in the future.

B. Management

The paragraph following the “Commercial Real Estate Managed by Hines and its Affiliates” chart on page 86 of the Prospectus is hereby superseded in its entirety and replaced with the following:

Hines also has extensive experience in disposition services. During the 10 years ended December 31, 2013, Hines sponsored 25 privately-offered programs in which Hines co-invested with various third-party institutional and other third-party investors, two other publicly-offered real estate investment programs, Hines REIT and Hines Global I, and one publicly-offered business development company, HMS. During this period, these funds disposed of 119 investments. The aggregate sales price of such underlying properties was approximately $12.8 billion and the aggregate original cost was approximately $8.9 billion. 74 of these properties were located outside of the United States, which had an aggregate sales price of approximately $6.4 billion and an aggregate cost of approximately $3.5 billion.

C. Acquisition of 2819 Loker Avenue East

On December 17, 2014, we, through a wholly-owned subsidiary of the Operating Partnership, acquired 2819 Loker Avenue East. The contract purchase price for 2819 Loker Avenue East was $25.4 million, exclusive of transaction costs and working capital reserves. We funded the acquisition using proceeds from this offering and a loan provided by Hines, which is described in section D of this Supplement.

The estimated going-in capitalization rate for 2819 Loker Avenue East is approximately 6.5%. The estimated going-in capitalization rate is determined by dividing the projected property revenues in excess of expenses for the first fiscal year by the net purchase price (excluding closing costs and taxes). Property revenues in excess of expenses includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that the current tenant will perform under its lease agreement during the next 12 months.

Please see the “Our Real Estate Investments” section on page 102 of the Prospectus for more information about 2819 Loker Avenue East.

D. Description of Debt

On December 15, 2014, we entered into an uncommitted loan agreement with Hines with a maximum principal amount of $75.0 million. Interest on each advance is charged monthly at a variable rate, which is Hines’ then-current borrowing rate under its revolving credit facility and (ii) if we enter into a revolving credit facility through the Operating Partnership, the rate under such facility. Each advance under the loan agreement must be repaid within six months, subject to one six-month extension at our option and subject to the satisfaction of certain conditions. The loan agreement will terminate on the earlier of a) the termination of the availability period as determined by Hines at its discretion (which will not impact the maturity date of any outstanding or previously approved advance under the loan agreement); b) December 15, 2016; and c) the date Hines accelerates the repayment of the loan agreement pursuant to any event of default. On December 17, 2014, we borrowed $24.2 million under the loan agreement to fund the acquisition of 2819 Loker Avenue East and additional working capital needs.

Notwithstanding that each advance under the loan agreement matures six months after it is made, we are required to repay each advance under the loan agreement with proceeds from this offering as such proceeds are raised, unless we, through the Operating Partnership, enter into a revolving credit facility, which we refer to as the OP Facility, at which point we may use our offering proceeds to repay the OP Facility, if any, prior to repaying any advances under our loan agreement with Hines. The loan agreement also permits voluntary prepayment of principal and accrued interest.

The loan agreement requires the maintenance of certain financial covenants beginning the earlier of a) December 15, 2015 or b) the effective date of the OP Facility, if any, which includes covenants concerning indebtedness to total asset value. In addition, the loan agreement contains customary affirmative and negative covenants, which, among other things, prohibit us from: (i) merging with other companies or changing ownership interest; (ii) selling all or substantially all of our assets or properties; and (iii) if in default under the loan agreement, paying distributions to our stockholders other than as required to maintain our status as a real estate investment trust. The loan agreement also requires us to deliver to Hines certain quarterly and annual financial information.

The loan agreement contains various customary events of default. As is customary in such financings, if an event of default occurs under the loan agreement, Hines may accelerate the repayment of amounts outstanding under the loan agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

E. The Operating Partnership

The fourth paragraph under the caption “General” on page 164 of the Prospectus is hereby deleted in its entirety and replaced with the following:

We expect to hold most of our assets and conduct most of our operations through the Operating Partnership although we may hold some of our assets and conduct certain of our operations directly. We are the sole general partner and a limited partner of the Operating Partnership and, as of September 30, 2014, we owned a 91.4% ownership interest in the Operating Partnership and Hines Global REIT II Associates Limited Partnership owned a 8.6% ownership interest in the Operating Partnership as a limited partner. Please see “—Special OP Units” below for a description of the Special OP Units owned by Hines Global REIT II Associates Limited Partnership. As the sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership.